Filed pursuant to Rule 433
Registration File No. 333-290253
Free Writing Prospectus

Filed pursuant to Rule 433
Registration File No. 333-290253
Free Writing Prospectus

Robinhood Ventures: Robinhood Ventures: Exec Social - General RHV Promotion

February 26, 2025

Vlad's X:
Private companies now shape daily life long before they ever trade publicly. Expanding access to that phase felt like unfinished work. Robinhood Ventures Fund I is part of completing it. It's about expanding access to private companies shaping industries, and continuing our work to make markets more inclusive over time. More about RHV [link to RHV landing page deeplink] https://rbnhd.co/RHV-433disclosure

Shiv's X – Reshare Vlad's X post with the following copy:
Expanding access is step one. Designing it responsibly is step two. That's the approach behind Robinhood Ventures Fund I. [link to RHV landing page deeplink] https://rbnhd.co/RHV-433disclosure

Sarah's X – Reshare Vlad's X post with the following copy:
Well said, Vlad 👏

Innovation is happening earlier and staying private longer. Robinhood Ventures Fund I is about giving more investors exposure to that frontier. Learn more about RHV now! [link to RHV landing page deeplink] https://rbnhd.co/RHV-433disclosure

RHV Roadshow | 433 Disclosure Page

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Robinhood Ventures Fund I

433 Disclosure

Disclosure

Robinhood Ventures Fund I ("RVI" or the "Fund") has filed a registration statement (including a preliminary prospectus) on Form N-2 (File No. 333-290253) with the Securities and Exchange Commission (the "SEC") for the offering to which this free writing prospectus relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents RVI has filed with the SEC for more complete information about RVI and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, copies of the prospectus may be obtained by contacting Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, or by emailing prospectus-ny@ny.email.gs.com. Investors are advised to carefully consider the investment objectives, risks and charges and expenses of RVI before investing. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

An investment in the Fund is speculative and involves a high degree of risk with substantial risk of loss. See the prospectus here.

Robinhood Ventures is the investment adviser for RVI. Robinhood Ventures is the dba name for Robinhood Ventures DE, LLC ("RHV" or "Adviser"). RHV is a wholly owned subsidiary of Robinhood Markets, Inc.

RVI is a newly organized, non-diversified closed-end fund investing in a concentrated portfolio of private "Frontier Companies." This investment strategy entails limited information, illiquidity, valuation uncertainty, and risk of loss; shares and the value of the Fund's Net Assets may be volatile and shares may trade at a discount or premium, and exposures may be via illiquid private vehicles with capital calls and extra fees. The Fund may use leverage, has limited operating history, and does not anticipate that it will pay dividends on a quarterly basis or become a predictable distributor of dividends, all of which can reduce or delay returns. "Net Assets" means the total assets of the Fund minus the Fund's liabilities

A "Frontier Company" means a private company that, in the Adviser's view, is a best-in-class, growing business operating at the cutting edge of its sector or industry. A company is "best-in-class" if the Adviser believes it has one or more competitive advantages relative to other companies in its sector.

There can be no assurance that RVI's investment in the companies presented herein will be profitable. Past performance is no guarantee of future results. The portion of RVI's portfolio allocated to each company presented herein may fluctuate over time, and therefore the performance of each company may not bear materially on the performance of RVI. RVI holdings are subject to change.

Closed-end funds differ from open-end funds in that closed-end funds do not redeem their shares at the request of an investor. No shareholder has the right to require the Fund to redeem his, her or its shares. While the Fund's shares are expected to be listed on an exchange, an active public market for the shares may not develop. As a result, shareholders may not be able to liquidate their investment. Accordingly, Shareholders should consider that they may not have access to the funds they invest in the Fund for an indefinite period of time.

There is no assurance that the private companies in which the Fund invests will ever have a liquidity event.